FORM 11-K
                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934



{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


       For the fiscal year ended:   December 3, 1999


OR

{   } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
(NO FEE REQUIRED)

For the transition period from _______________ to ______________
Commission file number  1-5197


A. Full title of the plan and address of the plan, if different from that of the issuer below:

Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Plymouth Rubber Company, Inc., 104 Revere Street, Canton, Massachusetts 02021

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE ADMINISTRATOR OF
PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
PROFIT SHARING PLAN AND TRUST
Canton, Massachusetts  02021

     We have audited the accompanying statement of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental material is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental material has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/Morris & Morris, P.C.
Morris & Morris, P.C.

Needham, Heights, Massachusetts
May 20, 2000

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                December 31
                                        ----------------------------
                                            1999            1998
                                        -----------      -----------
                   ASSETS

Investments, at Market                 $ 10,689,579     $  8,191,614

Contributions Receivable                    406,084          274,162

Cash and Equivalents                      2,006,299        1,633,264
                                        -----------      -----------
          TOTAL ASSETS                 $ 13,101,962     $ 10,099,040
                                        ===========      ===========

      NET ASSETS AVAILABLE FOR PLAN BENEFITS


NET ASSETS AVAILABLE
     FOR PLAN BENEFITS                 $ 13,101,962     $ 10,099,040
                                        ===========      ===========


















      The accompanying notes and independent auditors' report are an integral part of the financial statements.

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND  PROFIT SHARING PLAN AND TRUST

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                Years Ended
                                                December 31
                                        ----------------------------
                                            1999            1998
                                        -----------      -----------
ADDITIONS:

INVESTMENT INCOME:
   Net Unrealized Appreciation
      in Fair Value of Investments     $    305,353     $    483,326
   Net Realized Gain Upon
      Disposition of Investments            123,131           36,789
   Dividend Income                        1,034,441          976,896
   Interest Income                           43,799           42,990
   Employee Rollover                              -           82,719
                                        -----------      -----------
      SUBTOTAL INVESTMENT INCOME          1,506,724        1,622,720
                                        -----------      -----------
CONTRIBUTIONS:
   Transfer of Employee Directed Funds    1,260,285        7,551,456
   Participant Contributions              1,177,134        1,037,955
   Employer Contributions                   304,220          274,162
                                        -----------      -----------
      SUBTOTAL CONTRIBUTIONS              2,741,639        8,863,573
                                        -----------      -----------
          TOTAL ADDITIONS                 4,248,363       10,486,293
                                        -----------      -----------
DEDUCTIONS:

   Benefits Paid                          1,241,891          382,903
   Investment Fees                            3,550            4,350
                                        -----------      -----------
                                          1,245,441          387,253
                                        -----------      -----------
        Net Additions                     3,002,922       10,099,040
                                        -----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   Beginning of Year                     10,099,040                -
                                        -----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   End of Year                         $ 13,101,962     $ 10,099,040
                                        ===========      ===========


      The accompanying notes and independent auditors' report are an integral part of the financial statements.

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                      NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1999 and 1998


A.     DESCRIPTION OF THE PLAN:

The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     1.     General Information:

Effective January 1, 1998, Plymouth Rubber Company, Inc. (the Company), as
Plan sponsor, adopted the State Street Solutions Prototype Defined Contribution Plan as its Plan. The Plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their beneficiaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan is established under provisions of Section 401(a) and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), and as amended subsequent thereto. Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan, whereby contributions are made through payroll deductions.

At January 1, 1998, Employee Directed Funds were transferred from Plymouth Rubber Company Profit Sharing Plan and Trust (F.K.A. Plymouth Rubber Retirement Savings and Profit Sharing Plan and Trust).

2.  Administration

The Plan is administered by the Company in accordance with the Plan Agreement. Trustees consist of designated Company directors and officers. The Plan's recordkeeper is State Street Global Advisors. The Plan's assets are held in trust by State Street Global Advisors. Expenses for recordkeeping and benefit distributions of the Plan are paid by the Company.

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                      NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1999 and 1998


A.     DESCRIPTION OF THE PLAN: (Continued)

3.  Eligibility

An employee is eligible to participate in the compensation deferral contribution arrangement upon the completion of one-half year of continuous service and attainment of age 21.

An employee is eligible to receive a matching employer contribution under the plan upon the completion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

     4.     Contributions

Each year, participants may contribute up to fifteen percent (15%) of their annual before-tax compensation, as defined in the Plan Agreement. Before-tax contributions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discretionary and are limited to the maximum amount deductible under the Internal Revenue Code.

     5.     Vesting

Participants become vested in the Company-discretionary contributions, plus actual earnings thereon, based upon years of service to the Company as follows:

               Vested
          Years of Service         Percentage

     Less than three years              0%
     3 years but less than 4 years     10
     4 years but less than 5 years     20
     5 years or more                  100

A participant is always fully vested in his or her voluntary contributions and earnings thereon.

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                      NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1999 and 1998


A.     DESCRIPTION OF THE PLAN: (Continued)

     6.     Participant Accounts

Each participant's account is credited with his or her contribution, and an allocation of both the Company's contribution and the current year's plan earnings. Allocations are based upon each participant's qualified compensation and account balances, as defined. The benefit to which a participant is entitled is the vested portion of that participant's account.

7.     Participant Loans

Participants may borrow amounts not to exceed the lesser of fifty percent (50%) of the participant's vested account balance, or $50,000 reduced by the highest outstanding loan balance during the preceding twelve (12) months. Participants may take up to two loans in a calendar year, but may not have more than one loan outstanding at a time. Repayment terms of the loans are determined by each employee, but generally may not exceed sixty (60) months, and must bear a reasonable rate of interest.

8.     Payment of Benefits

Upon termination of service, due to death, disability or retirement, or financial hardship, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account balance. If the participant's account balance is in excess of certain limitations, the participant may elect to have the Plan continue to administer their account balance.

     9.     Plan Amendment and Termination

The Company intends to continue the Plan without interruption, but reserves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                      NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1999 and 1998


B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     1.          Method of Accounting

The financial statements have been prepared using the accrual-basis method of accounting.

     2.          Investment Valuation

The value of investments, other than cash and equivalents, is based on the closing price on December 31, 1999 and 1998, respectively, as received from the State Street Bank & Trust Company.

Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is computed based upon the difference between net sales price and ERISA Value.

Investments at year-end are reported at market value (ERISA Value). ERISA Value for investments is determined by adjusting current year purchases or prior year market value (ERISA Value) to market value at the end of the Plan year. ERISA Value is then used as the basis for transactions for the following year.

In accordance with the policy of stating investments at market value, net unrealized gain or loss on investments for the year is reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

     3.          Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at December 31, 1999 and 1998, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                      NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1999 and 1998


B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

     4.          Income Taxes

The Plan's Prototype (non-standardized) has received a favorable determination letter from the Internal Revenue Service dated December 9, 1996, with respect to the tax-exempt status of the Plan.

C.          CONTRIBUTION DUE FROM EMPLOYER:

The Company's Board of Directors voted to make discretionary contributions on behalf of the Company, to the Plan in the amounts of $304,220 and $274,162, respectively, for the years ended December 31, 1999 and 1998.

D.     CASH AND EQUIVALENTS:

                                                      December 31
                                             ---------------------------
                                                 1999             1998
                                             -----------      -----------

      State Street Bank & Trust Company     $  2,006,299     $  1,633,264
                                             ===========      ===========
E.      NOTES RECEIVABLE - PARTICIPANTS:

                                                      December 31
                                             ----------------------------
                                                 1999            1998
                                             -----------      -----------
     Balance, Beginning of Year             $    566,072     $          -

     Transfer of Loan Balance                          -          379,600
     Plus: Loans Issued                          358,648          489,453
     Less: Loan Repayments                      (258,362)        (302,981)
                                             -----------      -----------
     Balance, End of Year                   $    666,358     $    566,072
                                             ===========      ===========

Interest earned on employee fund loans amounted to $43,799 and $42,990, respectively, for the years ended December 31, 1999 and 1998, and is included in interest income.

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                      NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1999 and 1998


F.     SUMMARY OF INVESTMENTS:

                          December 31, 1999         December 31, 1998
                          Cost        Market         Cost        Market
                      -----------   -----------   ----------   ----------
   Mutual Funds      $  9,219,213  $  9,827,578  $ 7,183,690  $ 7,515,166

   Notes Receivable
     - Participants       666,358       666,358      566,072      566,072

   Party-in-Interest
     Investments          178,702       195,643      121,902      110,376
                      -----------   -----------   ----------   ----------
        TOTALS       $ 10,064,273  $ 10,689,579  $ 7,871,664  $ 8,191,614
                      ===========   ===========   ==========   ==========

G.     NET GAINS (LOSSES) REALIZED UPON DISPOSITION OF INVESTMENTS:

                                                     Sale      Gain
                                       Cost        Proceeds     (Loss)
                                    -----------   ----------   ----------
     Year Ended December 31, 1999

   Common Stocks and Mutual Funds  $  3,734,290  $ 3,857,096  $   122,806

   Party-in Interest Investments          5,531        5,856          325
                                    -----------   ----------   ----------
          TOTALS                   $  3,739,821  $ 3,862,952  $   123,131
                                    ===========   ==========   ==========

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                      NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1999 and 1998


G.     NET GAINS (LOSSES) REALIZED UPON DISPOSITION OF INVESTMENTS: (Continued)

                                                     Sale        Gain
                                       Cost        Proceeds      (Loss)
                                    -----------   ----------   ----------
     Year Ended December 31, 1998

   Common Stocks and Mutual Funds  $  2,726,262  $ 2,763,441 $     37,179

   Party-in Interest Investments          2,761        2,371         (390)
                                    -----------   ----------   ----------
          TOTALS                   $  2,729,023  $ 2,765,812 $     36,789
                                    ===========   ==========   ==========
H.          PURCHASES OF SECURITIES (COST):

                                                        Years Ended
                                                         December 31
                                                 ------------------------
                                                     1999          1998
                                                 -----------   ----------
   Common Stocks and Mutual Funds                $ 5,769,812 $  3,967,104

   Party-in-Interest Investments                      62,336      104,718
                                                  ----------   ----------
                         TOTALS                  $ 5,832,148 $  4,071,822
                                                  ==========   ==========

                          SUPPLEMENTAL MATERIAL

                                      PLYMOUTH RUBBER COMPANY
                         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       WITH FUND INFORMATION
                                           December 31, 1999


                                                                            PARTICIPANT DIRECTED
                                     ---------------------------------------------------------------------------

                                       MONEY MKT     INTERMEDIATE     GROWTH &         S & P          MATRIX
                                         FUND            FUND       INCOME FUND         500         EQUITY FUND
                                     ------------    ------------   ------------    -----------    -------------
           ASSETS


INVESTMENTS, AT FAIR VALUE:
     Common Stocks & Mutual Funds   $           -  $     511,512   $   3,513,342   $     194,542   $   5,596,704
     Plymouth Rubber Company Stock              -              -               -               -               -
     Participant Notes Receivable               -              -               -               -               -
                                      -----------    -----------     -----------    ------------     -----------
          Total Investments                     -        511,512       3,513,342         194,542       5,596,704
                                      -----------    -----------     -----------    ------------     -----------

RECEIVABLES:
     Employer's Contribution                    -              -               -               -               -
     Participant's Contribution                 -              -               -               -               -
                                      -----------    -----------     -----------    ------------     -----------
          Total Receivables                     -              -               -               -               -
                                      -----------    -----------     -----------    ------------     -----------

CASH                                    2,006,299              -               -               -               -
                                      -----------    -----------     -----------    ------------     -----------

          Total Assets                  2,006,299        511,512       3,513,342         194,542       5,596,704
                                      -----------    -----------     -----------    ------------     -----------

            LIABILITIES                         -              -               -               -               -
                                      -----------    -----------     -----------    ------------     -----------

LIABILITIES


NET ASSETS AVAILABLE FOR BENEFITS   $   2,006,299   $    511,512   $   3,513,342   $     194,542   $   5,596,704
                                      ===========    ===========     ===========    ============     ===========


Continued

                                      PLYMOUTH RUBBER COMPANY
                         RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                      WITH FUND INFORMATION
                                           December 31, 1999


                                                                            PARTICIPANT DIRECTED
                                     ----------------------------------------------------------------------------
                                                                                   PARTICIPANT
                                          LS        PRC A STOCK    PRC B STOCK        NOTES
                                       BALANCED          FUND          FUND         RECEIVABLE         OTHER          TOTAL
                                     ------------   ------------   ------------    -----------      -----------   -------------
           ASSETS



INVESTMENTS, AT FAIR VALUE:
     Common Stocks & Mutual Funds   $     11,478   $          -     $         -     $         -   $           -   $   9,827,578
     Plymouth Rubber Company Stock             -        125,352          70,291               -               -         195,643
     Participant Notes Receivable              -              -               -         666,358               -         666,358
                                      ----------    -----------     -----------    ------------     -----------    ------------
          Total Investments               11,478        125,352          70,291         666,358               -      10,689,579
                                      ----------    -----------     -----------    ------------     -----------    ------------

RECEIVABLES:
     Employer's Contribution                   -              -               -               -         304,220         304,220
     Participant's Contribution                -              -               -               -         101,864         101,864
                                      ----------    -----------     -----------    ------------     -----------    ------------
          Total Receivables                    -              -               -               -         406,084         406,084
                                      ----------    -----------     -----------    ------------     -----------    ------------

CASH                                           -              -               -               -               -       2,006,299
                                      ----------    -----------     -----------    ------------     -----------    ------------

          Total Assets                    11,478        125,352          70,291         666,358         406,084      13,101,962
                                      ----------    -----------     -----------    ------------     -----------    ------------

            LIABILITIES                        -              -               -               -               -               -
                                      ----------    -----------     -----------    ------------     -----------    ------------

LIABILITIES

NET ASSETS AVAILABLE FOR BENEFITS   $     11,478   $    125,352   $      70,291   $     666,358   $     406,084   $  13,101,962
                                      ==========    ===========     ===========    ============     ===========    ============


                        PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        WITH FUND INFORMATION

                          December 31, 1998


                                                           PARTICIPANT DIRECTED
                                   ----------------------------------------------------------------------

                                     MONEY MKT   INTERMEDIATE    GROWTH &        MATRIX          PRC A
                                       FUND           FUND      INCOME FUND    EQUITY FUND    STOCK  FUND
                                    ----------   ------------    ----------    ----------    ------------
              ASSETS


INVESTMENTS, AT FAIR VALUE:
     Common Stocks & Mutual Funds  $         -  $     426,074   $ 2,330,700   $ 4,758,392   $           -
     Plymouth Rubber Company Stock           -              -             -             -          72,279
     Participant Notes Receivable            -              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------
          Total Investments                  -        426,074     2,330,700     4,758,392          72,279
                                    ----------   ------------    ----------    ----------    ------------

RECEIVABLES:
     Employer's Contribution                 -              -             -             -               -
     Participant's Contribution              -              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------
          Total Receivables                  -              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------

CASH                                 1,633,264              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------

          Total Assets               1,633,264        426,074     2,330,700     4,758,392          72,279
                                    ----------   ------------    ----------    ----------    ------------

            LIABILITIES


LIABILITIES                                  -              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS  $ 1,633,264  $     426,074   $ 2,330,700   $ 4,758,392   $      72,279
                                    ==========   ============    ==========    ==========    ============

Continued

                        PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        WITH FUND INFORMATION

                          December 31, 1998


                                                     PARTICIPANT DIRECTED
                                         ------------------------------------------

                                                         PARTICIPANT
                                            PRC B           NOTES
                                          STOCK FUND     RECEIVABLE         OTHER         TOTAL
                                          ----------    ------------     ----------     ----------
              ASSETS


INVESTMENTS, AT FAIR VALUE:
     Common Stocks & Mutual Funds     $            -    $          -     $         -   $   7,515,166
     Plymouth Rubber Company Stock            38,097               -               -         110,376
     Participant Notes Receivable                  -         566,072               -         566,072
                                        ------------     -----------      ----------    ------------
          Total Investments                   38,097         566,072               -       8,191,614
                                        ------------     -----------      ----------    ------------

RECEIVABLES:
     Employer's Contribution                       -               -         274,162         274,162
     Participant's Contribution                    -               -               -               -
                                        ------------     -----------      ----------    ------------
          Total Receivables                        -               -         274,162         274,162
                                        ------------     -----------      ----------    ------------

CASH                                               -               -               -       1,633,264
                                        ------------     -----------      ----------    ------------

          Total Assets                        38,097         566,072         274,162      10,099,040
                                        ------------     -----------      ----------    ------------

            LIABILITIES


LIABILITIES                                        -               -               -               -
                                        ------------     -----------      ----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS      $      38,097   $     566,072    $    274,162   $  10,099,040
                                        ============    ============     ===========     ===========


                                  PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    WITH FUND INFORMATION
                              Year Ended December 31, 1999


                                                                              PARTICIPANT DIRECTED
                                         ---------------------------------------------------------------------------

                                         MONEY MKT       INTERMEDIATE      GROWTH &        S & P          MATRIX
                                            FUND             FUND        INCOME FUND        500         EQUITY FUND
                                         ----------     -------------  --------------  ------------    -------------
               ADDITIONS


INVESTMENT INCOME:
     Net Unrealized Appreciation in
        Fair Value of Investments        $         -   $    (25,164)  $     316,893   $      11,962   $     (26,804)
     Net Realized Gain on Sale
        of Investments                             -         (2,677)        100,472           2,358          22,652
     Dividends                               100,387         28,203         159,992           2,125         742,880
     Interest                                      -              -               -               -               -
     Employee Rollover                             -              -               -               -               -
                                          ----------     ----------     -----------     -----------    ------------
          Total Investment Income            100,387            362         577,357          16,445         738,728
                                          ----------     ----------     -----------     -----------    ------------

CONTRIBUTIONS:
     Transfer of Employee Directed Funds   1,260,285              -               -               -               -
     Participants'                           137,348         60,823         298,798           3,425         550,964
     Employer's                                    -              -               -               -               -
                                          ----------     ----------     -----------     -----------    ------------
          Total Contributions              1,397,633         60,823         298,798           3,425         550,964
                                          ----------     ----------     -----------     -----------    ------------

          Total Additions                  1,498,020         61,185         876,155          19,870       1,289,692
                                          ----------     ----------     -----------     -----------    ------------
              DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                707,436          2,737         188,981               -         295,756
INVESTMENT FEES                                  676            268             968               -           1,638
                                          ----------     ----------     -----------     -----------    ------------
          Total Deductions                   708,112          3,005         189,949               -         297,394
                                          ----------     ----------     -----------     -----------    ------------

INTERFUND TRANSFERS                         (416,873)        27,258         496,436         174,672        (153,986)
                                          ----------     ----------     -----------     -----------    ------------

          Net Increase (Decrease)            373,035         85,438       1,182,642         194,542         838,312
                                          ----------     ----------     -----------     -----------    ------------

   NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                          1,633,264        426,074       2,330,700               -       4,758,392
                                          ----------     ----------     -----------     -----------    ------------
END OF YEAR                              $ 2,006,299   $    511,512   $   3,513,342   $     194,542   $   5,596,704
                                          ==========     ==========     ===========     ===========    ============

Continued

                                  PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                   WITH FUND INFORMATION
                              Year Ended December 31, 1999


                                                                              PARTICIPANT DIRECTED
                                         -----------------------------------------------------------------------------
                                                                                           PARTICIPANT
                                               LS         PRC A STOCK     PRC B STOCK        NOTES
                                            BALANCED          FUND            FUND        RECEIVABLE       OTHER         TOTAL
                                          ----------     -------------  --------------  ------------    -----------   ------------
               ADDITIONS


INVESTMENT INCOME:
     Net Unrealized Appreciation in
        Fair Value of Investments        $         4   $     23,303   $       5,159   $           -   $         -   $     305,353
     Net Realized Gain on Sale
        of Investments                             -            329              (3)              -             -         123,131
     Dividends                                   854              -               -               -             -       1,034,441
     Interest                                      -              -               -          43,799             -          43,799
     Employee Rollover                             -              -               -               -             -               -
                                          ----------     ----------     -----------     -----------    ----------     -----------
          Total Investment Income                858         23,632           5,156          43,799             -       1,506,724
                                          ----------     ----------     -----------     -----------    ----------     -----------

CONTRIBUTIONS:
     Transfer of Employee Directed Funds           -              -               -               -             -       1,260,285
     Participants'                                 -         21,883           2,029               -       101,864       1,177,134
     Employer's                                    -              -               -               -       304,220         304,220
                                          ----------     ----------     -----------     -----------    ----------     -----------
          Total Contributions                      -         21,883           2,029               -       406,084       2,741,639
                                          ----------     ----------     -----------     -----------    ----------     -----------

          Total Additions                        858         45,515           7,185          43,799       406,084       4,248,363
                                          ----------     ----------     -----------     -----------    ----------     -----------
              DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                      -          4,149               9          42,823             -       1,241,891
INVESTMENT FEES                                    -              -               -               -             -           3,550
                                          ----------     ----------     -----------     -----------    ----------     -----------
          Total Deductions                         -          4,149               9          42,823             -       1,245,441
                                          ----------     ----------     -----------     -----------    ----------     -----------

INTERFUND TRANSFERS                           10,620         11,707          25,018          99,310      (274,162)              -
                                          ----------     ----------     -----------     -----------    ----------     -----------

          Net Increase (Decrease)             11,478         53,073          32,194         100,286       131,922       3,002,922
                                          ----------     ----------     -----------     -----------    ----------     -----------

   NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                                  -         72,279          38,097         566,072       274,162      10,099,040
                                          ----------     ----------     -----------     -----------    ----------     -----------
END OF YEAR                              $    11,478   $    125,352   $      70,291   $     666,358   $   406,084   $  13,101,962
                                          ==========     ==========     ===========     ===========    ==========     ===========

                                PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            WITH FUND INFORMATION
                        Year Ended December 31, 1998


                                                                      PARTICIPANT DIRECTED
                                            -------------------------------------------------------------------------

                                            MONEY MKT     INTERMEDIATE     GROWTH &         MATRIX             PRC A
                                               FUND           FUND        INCOME FUND      EQUITY FUND      STOCK FUND
                                            ---------       ---------     -----------       ---------       ---------
               ADDITIONS


INVESTMENT INCOME:
  Net Unrealized Appreciation in Fair
    value of Investments                  $         -   $          49   $     292,657   $     198,647   $      (3,400)
  Net Realized Gain on Sale of Investments          -             324          46,739          (9,883)           (387)
    Dividends                                  60,893          27,026         213,431         675,546               -
    Interest                                        -               -               -               -               -
    Employee Rollover                          57,357               -               -             318          11,470
                                            ---------       ---------       ---------       ---------       ---------
        Total Investment Income               118,250          27,399         552,827         864,628           7,683
                                            ---------       ---------       ---------       ---------       ---------

CONTRIBUTIONS:
   Transfer of Employee Directed Funds      1,032,570         277,763       1,416,343       4,088,863          16,390
    Participants'                             113,795          52,457         265,252         587,426          18,362
    Employer's                                      -               -               -               -               -
                                            ---------       ---------       ---------       ---------       ---------
        Total Contributions                 1,146,365         330,220       1,681,595       4,676,289          34,752
                                            ---------       ---------       ---------       ---------       ---------

        Total Additions                     1,264,615         357,619       2,234,422       5,540,917          42,435
                                            ---------       ---------       ---------       ---------       ---------

              DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                 117,043           5,693          83,164         161,959           2,266
INVESTMENT FEES                                   998             220             756           2,376               -
                                            ---------       ---------       ---------       ---------       ---------
        Total Deductions                      118,041           5,913          83,920         164,335           2,266
                                            ---------       ---------       ---------       ---------       ---------

INTERFUND TRANSFERS                           486,690          74,368         180,198        (618,190)         32,110
                                            ---------       ---------       ---------       ---------       ---------

        Net Increase (Decrease)             1,633,264         426,074       2,330,700       4,758,392          72,279
                                            ---------       ---------       ---------       ---------       ---------

   NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                                   -               -               -               -               -
                                            ---------       ---------       ---------       ---------       ---------
END OF YEAR                               $ 1,633,264   $     426,074   $   2,330,700   $   4,758,392   $      72,279
                                            =========       =========       =========       =========       =========


Continued

                                PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            WITH FUND INFORMATION
                        Year Ended December 31, 1998



                                                        PARTICIPANT DIRECTED
                                              ------------------------------------------
                                                             PARTICIPANT
                                                PRC B           NOTES
                                              STOCK FUND     RECEIVABLE         OTHER            TOTAL
                                              ---------       ---------      -----------       ---------
               ADDITIONS


INVESTMENT INCOME:
  Net Unrealized Appreciation in Fair
    value of Investments                  $      (4,627)  $           -   $            -   $     483,326
  Net Realized Gain on Sale of Investments           (4)              -                -          36,789
    Dividends                                         -               -                -         976,896
    Interest                                          -          42,990                -          42,990
    Employee Rollover                            13,574               -                -          82,719
                                              ---------       ---------        ---------       ---------
        Total Investment Income                   8,943          42,990                -       1,622,720
                                              ---------       ---------        ---------       ---------

CONTRIBUTIONS:
   Transfer of Employee Directed Funds               58         379,600          339,869       7,551,456
    Participants'                                   663               -                -       1,037,955
    Employer's                                        -               -          274,162         274,162
                                              ---------       ---------        ---------       ---------
        Total Contributions                         721         379,600          614,031       8,863,573
                                              ---------       ---------        ---------       ---------

        Total Additions                           9,664         422,590          614,031      10,486,293
                                              ---------       ---------        ---------      ----------

              DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                         7          12,771                -         382,903
INVESTMENT FEES                                       -               -                -           4,350
                                              ---------       ---------        ---------       ---------
        Total Deductions                              7          12,771                -         387,253
                                              ---------       ---------        ---------       ---------

INTERFUND TRANSFERS                              28,440         156,253         (339,869)              -
                                              ---------       ---------        ---------       ---------

        Net Increase (Decrease)                  38,097         566,072          274,162      10,099,040
                                              ---------       ---------        ---------      ----------

   NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                                    -                -                -               -
                                             ---------        ---------        ---------      ----------
END OF YEAR                               $     38,097   $      566,072   $      274,162   $  10,099,040
                                             =========        =========        =========      ==========

                         PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                         December 31, 1999 and 1998


                                 December 31, 1999         December 31, 1998
  # OF                       -----------------------   -----------------------
SHARES   NAME OF INVESTMENTS     COST        MARKET       COST        MARKET
                             ----------   ----------   ----------   ----------
MUTUAL FUNDS:

 55,120  Intermediate Fund  $   533,978  $   511,512  $   423,376  $   426,074

143,285  Growth and Income
                  Fund        2,877,122    3,513,342    2,011,373    2,330,700

  7,620  S & P 500              182,579      194,542            -            -

338,989  Matrix Equity Fund   5,614,059    5,596,704    4,748,941    4,758,392

    822  LS Balanced             11,475       11,478            -            -
                             ----------   ----------   ----------   ----------
    TOTALS - MUTUAL FUNDS   $ 9,219,213  $ 9,827,578  $ 7,183,690  $ 7,515,166
                             ==========   ==========   ==========   ==========

PARTY-IN-INTEREST INVESTMENTS:

 15,428  Plymouth Rubber Co., Inc. -
         Class A Common     $   108,893  $   125,352  $    79,128  $    72,279

 10,318  Plymouth Rubber Co., Inc. -
         Class B Common          69,809       70,291       42,774       38,097
                             ----------   ----------   ----------   ----------
     SUBTOTALS - PARTY-IN-
       INTEREST INVESTMENTS $   178,702  $   195,643  $   121,902  $   110,376
                             ==========   ==========   ==========   ==========

     NOTES RECEIVABLE - PARTICIPANTS

 Notes Receivable -
      Participants          $   666,358  $   666,358  $   566,072  $   566,072
Interest Rates:  7% - 8%     ==========   ==========   ==========   ==========

                                     SIGNATURES





The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934,the trustees (or other persons who administer of the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersigned thereunto duly authorized.



                                         Plymouth Rubber Company Retirement
                                         Savings and Profit Sharing Plan
                                         and Trust



                                         /S/ Joseph J. Berns
                                         --------------------------
                                         Plan Administrator
Date:   June 28, 2000